Correspondence

Smokin Concepts Development Corporation
2 North Cascade Avenue, Suite 1400
Colorado Springs, CO 80903

December 3, 2013

Via Edgar Filing, Email and Federal Express

J. Nolan McWilliams
Attorney-Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Smokin Concepts Development Corporation (the “Company”) Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A Filed November 8, 2013 File No. 000-53853

Dear Mr./Ms. McWilliams:

This letter is in response to the Commission’s comment letter dated October 28, 2013 regarding the Company’s Preliminary Proxy Statement.  We have also updated the financial statements for BBHC through the calendar quarter ended September 30, 2013.  The Company’s responses to the Commission’s comments are set forth below.  Concurrent with the filing of this letter, we are sending a courtesy hard copy via federal express to the attention of Mr. John Stickel.

Business Units, page 17

Comment No. 1.
We note your response to our prior comment 24 and reissue in part.  Please revise to remove your reference to the location of BBSK as “premium” or provide additional support for such classification.  We note, for example, that this is a new commercial development and that the number of visitors that are estimated may likely vary significantly.  Please also remove your reference BassPro Shops throughout.

Response:              Complied.  These references have been deleted.

Past Contacts, Strategic Alternatives, Transactions and Negotiations, page 18

Comment No. 2.
We note your response to our prior comment 2.  When discussing interests of certain persons in matters to be acted upon regarding the proposed acquisition, please revise such that the disclosure does not repeat the biographical information that is already contained in the Management section on page 4, but instead focuses on the disclosure required by Item 5 of Schedule 14A, or tell us why you believe such repetition is necessary.

Response:              Complied.  This section has been revised to focus only on substantial interests, direct or indirect, of each person who has been a director or executive officer since January 1, 2012.

United States Securities and Exchange Commission
December 3, 2013

Management’s Discussion and Analysis of Financial Condition, page 21

Comment No. 3.
Please clarify that there is no guarantee that either restaurant will be successful in reaching its target to produce $5 million in annual revenue or earnings of approximately 17%.  Additionally, please clarify whether the revenue and earnings targets are for the first year of operation or after a certain number of years in operation.

Response:              Complied.  The requested changes have been made to this section.

Comment No. 4.
Please provide support for and information about your contract with Goose Gossage to assist in marketing an anticipated mortgage backed security offering, and also clarify that there is no guarantee that you will be successful in raising the funds necessary to construct the BBSF restaurant.

Response:              Complied.  This section has been revised.

Comment No. 5.	Please provide an estimate on page 23 of the additional operating capital that you estimate will be required to support your business plan.

Response:                      Complied.  The estimate of additional operating capital that we estimate will be required has been added.

Risk Factors of BBHC page 24

Comment No. 6.
We note your response to our prior comment 27 and reissue in part.  Please revise to remove the statement that the risks contained herein are “not exhaustive” as this contradicts your statement that you are included all known material risks.

Response:              Complied.  We have made the requested change.

United States Securities and Exchange Commission
December 3, 2013

We confirm that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope we have adequately addressed your comments.  If you need further information or have additional comments, please contact Theresa M. Mehringer, Esq. at 303-796-2626 or tmehringer@bfwlaw.com.

Respectfully submitted Smokin Concepts Development Corporation /s/ Robert B. Mudd By: Robert B. Mudd Chairman, Interim CEO and Interim CFO

cc:           Theresa M. Mehringer